EXHIBIT 11
                                 VIDEONICS, INC.
                        COMPUTATION OF EARNINGS PER SHARE

                    (In thousands, except per share amounts)


                                             Quarter Ended    Nine Months Ended
                                              September 30,     September 30,
                                             1996     1995     1996     1995

Net income .............................   $   31   $  332   $  692   $2,882

      Weighted average number
       of common shares outstanding ....    5,621    5,428    5,598    5,377

      Adjustments for options calculated
       under the treasury stock method .      321      385      331      403

      Weighted average common and
       equivalent shares outstanding ...    5,942    5,813    5,929    5,780

Net income per share(1)     ...............$ 0.01   $ 0.06   $ 0.12   $ 0.50




(1)There is no difference between primary and fully diluted net income per share.